RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES FILES REGISTRATION STATEMENT FOR PROPOSED PUBLIC OFFERING OF ITS ADRs AND ORDINARY SHARES

London, 22 August 2005 – Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) today announced that it has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed public offering of its American Depositary Receipts ("ADRs") and ordinary shares. The timing and terms of the proposed offering are dependent on market conditions.

The number of ADRs and ordinary shares and the aggregate value of ADRs and ordinary shares to be sold in the proposed public offering will be determined in the future by Randgold Resources and its underwriters.

Randgold Resources is an international gold mining and exploration business focused on Africa. Its mission is to discover, develop and manage gold projects.

The underwriters for the proposed public offering will be HSBC, BMO Nesbitt Burns and RBC Capital Markets.

A registration statement relating to the ordinary shares and ADRs has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, copies of the preliminary prospectus relating to the offering may be obtained from Mayda Poc, HSBC Securities (USA) Inc., 452 Fifth Avenue, 3rd Floor, New York, New York 10018.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701, Cell: +27 (0) 83 266 5847, Email: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The 'SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as proven and probable reserves' for the purposes of the SEC's industry guide number 7.